UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

OTHER EVENTS

On November 17, 2024, International Game Technology PLC (the "Company") became aware that an unauthorized third party gained access to certain of its systems, and the Company has experienced disruptions in portions of its internal information technology systems and applications resulting from this cybersecurity incident.

Promptly after detecting the issue, the Company activated its cybersecurity incident response plan and launched an investigation with the support of its external advisors to assess and remediate the unauthorized activity. The Company has also proactively taken certain systems offline to help protect them. The Company's ongoing investigation and response include efforts to bring its systems back online. The Company has not yet determined whether this incident is material.

The Company is communicating with its customers and other stakeholders, as appropriate, and, where possible, the Company has implemented alternatives for certain operations in accordance with its business continuity plans to mitigate disruptions and continue servicing its customers.

Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements, including, but not limited to, statements regarding the Company's current beliefs, understanding and expectations regarding this cybersecurity incident. Factors that could cause actual results to differ from those expressed in these forward-looking statements include the ongoing assessment of the cybersecurity incident; legal, reputational and financial risks resulting from this or additional cybersecurity incidents; and the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2023 and other documents filed or furnished from time to time with the U.S. Securities and Exchange Commission (the "SEC"), which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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